SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: February 17, 2004
(Date of earliest event reported)

JOHN DEERE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)
1-6458
(Commission File Number)

36-2386361
(IRS Employer Identification No.)

1 East First Street
Suite 600
Reno, Nevada 89501
(Address of principal executive offices and zip code)
(775)786-5527
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5. Other Events.

JDCC's net income was $69.3 million for the quarter, compared with $62.3 million last year. The increase in quarterly net income was primarily due to higher gains from an increased volume of retail note sales, a lower provision for credit losses reflecting improved portfolio quality, and growth in the portfolio, partially offset by higher administrative costs.

Net receivables and leases financed by JDCC were $11.426 billion at January 31, 2004, compared with $11.423 billion one year ago. Net receivables and leases administered, which include receivables previously sold, totaled $14.267 billion at January 31, 2004, compared with $13.732 billion one year ago.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c)   Exhibits

(20)
        Press release and supplemental financial information of Deere & Company.

Item 12. Results of Operations and Financial Condition.

The schedule of Deere & Company Other Financial Information is furnished under Form 8-K Item 12 (Results of Operations and Financial Condition) (Incorporated by reference from Item 12 of Deere & Company Current Report on Form 8-K dated February 17, 2004, file number (1-4121)). The information is not filed for purposes of the Securities Exchange Act of 1934 and is not deemed incorporated by reference by any general statements incorporating by reference this report or future filings into any filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent John Deere Capital Corporation specifically incorporates the information by reference.

Signature

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

JOHN DEERE CAPITAL CORPORATION

By: */s/ JAMES H. BECHT*
      James H. Becht
      Secretary

Dated: February 17, 2004

Exhibit Index

<u>Number and Description of Exhibit</u>

(20)   Press release and supplemental financial information of Deere & Company (Incorporated by reference from Item 7 of Deere & Company Current Report on Form 8-K dated February 17, 2004, file number (1-4121)).